UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 000-26670
                                                      CUSIP Number:

(Check one): |_| Form 10-K |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

      For Period Ended: July 31, 2007

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR
      For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

North American Scientific, Inc.
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Full Name of Registrant


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Former Name if Applicable

20200 Sunburst Street
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Address of Principal Executive Office (Street and Number)

Chatsworth, CA 91311
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City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant has been actively engaged in the completion of the sale of its NOMOS Radiation Oncology business announced on September 12, 2007, completion of an amendment to its Loan and Security Agreement with Silicon Valley Bank and the expected establishment of a new subordinated debt facility. These activities have absorbed a significant amount of time and caused the Registrant to determine the necessity of filing this subject Form 12b-25 to delay filing of the subject Form 10-Q. Because none of those transactions had closed as of the prescribed filing date for the subject Form 10-Q, the Registrant was unable to prepare the appropriate disclosures regarding those transactions and otherwise complete the subject Form 10-Q within the prescribed time period. The Registrant expects to file the subject 10-Q by or before September 19, 2007.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        James W. Klingler               (818)                   734-8600
   --------------------------     -----------------     ------------------------
             (Name)                  (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates reporting a significant change in results of operations from the corresponding period for the last fiscal year due to the classification of its NOMOS Radiation Oncology business as a discontinued operation. As a result, the loss from discontinued operations, net of tax benefit for the quarter ended July 31, 2007 is anticipated to be $7,718,000, compared to $2,107,000 for the same quarter last year, and $9,670,000 for the nine months ended July 31, 2007 compared to $4,388,000 for the comparable period last year. This increase in loss from discontinued operations, net of tax benefit would be attributable to the discontinuation of the operations of the Registrant's NOMOS Radiation Oncology business during the third quarter.

         The anticipated increase in the loss from discontinued operations, net of tax benefit would result in an increase in Registrant's net loss to $10,688,000 for the quarter ended July 31, 2007 from $4,633,000 for the same quarter last year, and $17,063,000 for the nine months ended July 31, 2007 compared to $11,003,000 for the comparable period last year.

         In addition, the Registrant expects to report a significant change in results from continuing operations. The Registrant's revenues for the fiscal quarters ending July 31, 2007 and 2006 are anticipated to be $3,438,000, and $3,166,000, respectively, and revenues for the nine months ended July 31, 2007 and 2006 are anticipated to be $11,140,000 and $9,245,000, respectively. The net loss from continuing operations for the fiscal quarters ending July 31, 2007 and 2006 are anticipated to be $2,970,000, and $2,526,000, respectively, and the net loss from continuing operations for the nine months ended July 31, 2007 and 2006 are anticipated to be $7,393,000 and $6,615,000, respectively.

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                         NORTH AMERICAN SCIENTIFIC, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 17, 2007                     By:  /s/ James W. Klingler
                                                 -------------------------------
                                                      James W. Klingler
                                                      Chief Financial Officer